WOODSIDE
AUSTRALIAN ENERGY

03 MAR 10 AM 7:21

25 February 2003

03007307

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside acquiring 50% of WA-255-P; Stybarrow exploration well intersecting 23 metre gross oil column, lodged with the Australian Stock Exchange on 25 February 2003;
- Stock Exchange Release in relation to Vic/RL Scallop-1, lodged with the Australian Stock Exchange on 25 February 2003;
- Stock Exchange Release in relation to lodged with the Australian Stock Exchange on 25 February 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Administration Officer

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/13

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday 25 February 2003
6am (WST)

WOODSIDE ACQUIRES 50% OF WA-255-P; STYBARROW EXPLORATION WELL INTERSECTS 23 METRE GROSS OIL COLUMN

Woodside Energy Ltd. advises that the Stybarrow-1 exploration well, in which it recently acquired a 50% interest, has intersected a 23 metre gross oil column in permit WA-255-P off the north-west coast of Western Australia.

Stybarrow-1 is 14km west of Woodside's Enfield discovery and 4km north-west of its Laverda discovery, both of which are in its 100%-owned WA-271-P permit. The WA-255-P permit adjoins WA-271-P.

The well has been drilled by the Atwood Falcon rig. Logging is now complete and preparations are being made to take a side-track core.

Woodside acquired its 50% interest in WA-255-P from BHP Billiton Petroleum (Australia) Pty Ltd which holds the remaining interest and operates the permit.

Woodside's Australian Oil Director, Keith Spence, said Woodside selected the permit for attention because it provided access to highly prospective exploration acreage near the Enfield area development.

Woodside is currently planning development of Enfield, with a potential tie-back of Laverda, with first oil targeted for 2006.

"The acquisition and discovery are a boost for Woodside's growth plans," Mr Spence said.

"This discovery reinforces the likelihood of significant production from this attractive new oil province and is an important confirmation of the prospectivity of this area. The seismic in this area is excellent and Woodside has now participated in six exploration wells in permits WA-271-P and WA-255-P of which four have been oil discoveries."

A second exploration well will be drilled in WA-255-P immediately after Stybarrow-1.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

Attachment: Location map

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592


Location Map
N
113°E
114°E
115°E
21°S
22°S
WA-255-P (1)
W 02-15
WA-255-P (2)
WA-322-P
WA-10-L
WA-320-P
WA-215-P
TP/18
TP/7 (4)
WA-329-P
TP/3 (1)
TL/2
WA-155-P (2)
Vincent
Stybarrow
Enfield
WA-155-P (1)
WA-264-P
Laverda
WA-155-P (1)
TR/3
TP/6
TP/3 (2)
TL/4
WA-12-R
TP/9
EP342 (1)
EP 110
EP342 (2)
EP 342 (3)
Onslow
WA-271-P
EP 359 (1)
EP 325
Exmouth
Australia
0
50
Kilometres
EP 359 (2)

25th February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Vic/RL2
Scallop-1

Woodside Petroleum Ltd., a participant in the Vic/RL2 Joint Venture, located in the Gippsland Basin, reports that at 13:00 hours (WST) on 24th February 2003, the Scallop-1 exploration well was at a depth of 3174 metres, the total depth for this well. Since the last report, drilling continued in the 12 ¼ inch hole from 2884 metres to total depth and the current operation is running wireline logs as per program.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in Vic/RL2 is 30.0%. Other participants are Esso Australia Resources Pty Ltd (Operator) (25.0 %), BHP Billiton Petroleum Pty Ltd (25.0%), Santos Offshore Pty Ltd (20%).

ANTHONY NIARDONE
Assistant Company Secretary

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962
Registered Office: 1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 8178

25th February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

NT/P57
Shakespeare-1

Woodside Petroleum Ltd., Operater of the NT/P57 Joint Venture, reports that the Shakespeare-1 exploration well located in permit NT/P57 in the Southern Bonaparte Basin spudded on 21st February 2003. On 25th February 2003 the operation was drilling ahead at 730 metres.

The Sedco 703 drill rig is drilling the well. Water depth at the location is 27.7 metres. Planned total depth is 2135 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in NT/P57 is 70%. The other participant is AGIP Australia BV (30%).

ANTHONY NIARDONE
Assistant Company Secretary